July 19, 2005

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Maureen Bauer, Staff Accountant

Re:	Theater Xtreme Entertainment Group, Inc. (the “Company”) Current Report on Form 8-K dated February 11, 2005, as amended SEC File No. 0-26845

Dear Ms. Bauer:

We are counsel to the Company.

This letter responds to the Staff’s comment letter dated July 14, 2005 addressed to the Company, regarding the Current Report on Form 8-K (the “Form 8-K”) referred to above.

For your convenience, each of the Staff’s comments applicable to the Form 8-K has been reproduced, followed by the Company’s response to such comment:

Financial Statements

1.
Please file the audited financial statements of Theater Xtreme Entertainment Group, Inc. for the two most recent fiscal years (e.g. year ended June 30, 2004 and inception to June 30, 2003) as required by Instruction 5 to Item 2.01 and Item 9.01(a) of Form 8-K as specified in Item 310(c) of Regulation S-B for the February 11, 2005 acquisition. See also General Instruction C.3 to Form 8-K.

RESPONSE: Theater Xtreme, Inc. was incorporated in Delaware on June 11, 2003 and operations commenced on July 1, 2003. Theater Xtreme, Inc. opened its first company-owned retail store and design center on September 1, 2003. Accordingly, it is not possible to provide the requested financial statements for June 11, 2003 (inception) to June 30, 2003. To clarify this fact, a statement has been added to Note 1 of the financial statements.

2.
It appears that the accumulated deficit of the legal acquirer would usually be eliminated to paid-in-capital in consolidation at the acquisition date for a reverse acquisition with a public shell company. Please provide footnote explanation as to why the accumulated deficit of BF Acquisition Group II, Inc. was not eliminated in the December 31, 2004 pro forma balance sheet, or revise as appropriate.

RESPONSE: The Company has made the appropriate changes to the Form 8-K by Amendment No. 2 filed on July 19, 2005.

Sincerely,

/s/ Steven B. King

cc: Mr. Scott Oglum (via facsimile)